Exhibit 99.4

ASX ANNOUNCEMENT
28 August 2026

FY26 Full Year Results

Elevra Lithium Limited (“ELV” or “Company”) (ASX: ELV; NASDAQ: ELVR) is pleased to announce its FY26 full year results, the ﬁrst as a combined company reﬂecting a year of resilient operational performance at the North American Lithium mine, signiﬁcant strategic progress and a fully funded pathway for growth.

Operational Highlights
•	Improved safety performance resulted in a 67% reduction in Total Recordable Injury Frequency Rate (TRIFR) as compared to FY25.
•
North American Lithium (NAL) mined a record 1.47 million wet metric tonnes (wmt) of ore in FY26, up 14% on the prior corresponding period (PCP), and processed 1.40 million dry metric tonnes (dmt) of ore.

•
NAL produced 197,967 dmt of spodumene concentrate, including a new monthly production record with 22,202 dmt produced in May 2026. Production was 3% lower than the PCP reflecting lower mill feed grade from temporary adverse mining conditions in the first half of the year that were subsequently addressed through targeted mine planning and blending initiatives.

•	Spodumene concentrate sales totalled 181,494 dmt. Sales volumes were 13% lower than the PCP, primarily reflecting shipment timing and customer shipment schedules.
•	Lithium recovery averaged 67% and plant utilisation averaged 91% during FY26 with performance improving in the second half of the year as ore feed quality stabilised.
•	Updated Mineral Resource and Ore Reserve estimates were completed at NAL1 and Moblan2, significantly strengthening the quality and scale of Elevra’s portfolio and underpinning future growth pathways.
•
Two scoping studies were completed to evaluate near-term growth opportunities at NAL3, with a staged expansion demonstrating a more compelling economic and strategic case to increase production capacity at a reduced unit operating cost.

•
The NAL Brownfield Expansion was fully funded through the May 2026 Financing Package 4, and execution activities commenced following the June 2026 groundbreaking 5. Stage 1 is expected to deliver a 15-20%6 increase in annual production capacity from mid-CY27.

•	Capital expenditure was US$24 million.

Financial Highlights
•
Revenue increased 39% to US$202 million (FY25: US$145 million), driven by a 57% increase in average realised selling prices to US$1,092/dmt (FOB) and partially offset by a 13% decrease in sales volumes. The improvement in realised pricing was supported by improved lithium spot market conditions and the removal of the price ceiling on volumes previously sold under NAL’s legacy offtake arrangement with Piedmont following the merger.

[1]	See ASX release dated 27 August 2025, “NAL Reserves and Resource Increases”.
[2]	See ASX release dated 25 August 2025, “Moblan Increases Resource to 121Mt and Reserve to 48Mt”.
[3]	See ASX releases dated 15 September 2025, “NAL Expansion Scoping Study”, and 12 May 2026, “Updated NAL Expansion Scoping Study”.
[4]	See ASX release dated 12 May 2026, “Transformational Financing Package to Accelerate Growth”.
[5]	See ASX release dated 29 June 2026, “NAL Expansion Update”.
[6]	Based on full utilisation of existing permitted mill throughput rate of 4,500 tonnes per day

ANNUAL REPORT • FY2026

•
Unit operating cost per tonne sold (FOB) increased marginally by 2% to US$853/dmt (FY25: US$835/dmt), while unit operating cost produced increased to US$861/dmt (FY25: US$775/dmt), reflecting inflation, reduced annual production and a higher strip ratio as mining progressed into Phase 3.

•
Cost synergies generated by the merger of Sayona Mining and Piedmont Lithium totalled US$15 million for the ten-month period as a merged Group, with the majority of savings stemming from a reduction in Group general and administration costs relative to prior standalone levels.

•	Underlying EBITDA of US$14 million for the Group, including US$46 million in underlying EBITDA from NAL, was a US$57 million improvement relative to the PCP.
•
Non-cash extraordinary items totalled US$62 million, which included a US$156 million reversal of the NAL impairment recognised in the year ended 30 June 2025 and a US$9 million net inventory write-up, partly offset by US$104 million of non-cash merger-related accounting impacts. A further US$9 million in merger transaction costs were recognised as extraordinary cash expenses.

•	The Group profit after income tax of US$44 million for the year reflected a US$292 million improvement from the PCP due to improved underlying EBITDA and benefit from extraordinary items.
•
Closing cash balance of US$255 million was US$208 million higher than the end of June 2025 following the successful completion of a US$202 million equity raise to fully fund the NAL Brownfield Expansion while preserving balance sheet flexibility to maintain operations and advance Moblan.

Management Commentary
Mr Lucas Dow, Managing Director and Chief Executive Ofﬁcer, said: “FY26 marked a transformational year for Elevra. We completed the merger of Sayona Mining and Piedmont Lithium, creating a leading North American lithium producer, fully funded the staged expansion of NAL, advanced our broader development pipeline, and continued to sharpen our portfolio through the agreed divestment of our interests in the Ewoyaa Lithium Project.
“On the operational front, FY26 was a year deﬁned by resilience, disciplined execution and strategic progress. We demonstrated improved safety performance. While temporary mining conditions at NAL in the ﬁrst half of the year impacted production and led us to revise our operating guidance, our team responded quickly and efﬁciently through disciplined mine planning to improve plant performance and deliver production within our original guidance with minimal impact to unit operating costs compared to FY25.
“The June 2026 quarter represented our strongest operational performance of the year, with recoveries improving to 71%, a new monthly production record in May, and quarterly production exceeding 54,000 dmt. As we enter FY27, we do so with conﬁdence in our strategy, conﬁdence in our assets, and conﬁdence in the opportunities ahead.”

ANNUAL REPORT • FY2026

Operational and Financial Performance
Summary of Key Metrics for Period Ended 30 June 2026

	Unit	FY26	FY25	Variance
North American Lithium
Ore mined	wmt	1,471,588	1,294,972	14%
Recovery	%	67	69	(2%)
Concentrate produced	dmt	197,967	204,858	(3%)
Concentrate grade produced	%	5.0	5.3	(0.3%)
Concentrate sold	dmt	181,494	209,038	(13%)
Average realised selling price (FOB)[8]	US$/dmt	1,092	694	57%
Unit operating cost sold (FOB)[9]	US$/dmt	853	835	2%
Group
Revenue	US$M	202	145	39%
Underlying EBITDA proﬁt / (loss)	US$M	14	(43)	133%[10]
Proﬁt / (loss) after income tax	US$M	44	(247)	118%
Net cashﬂow from operating activities	US$M	(44)	(10)	354%
Cash balance	US$M	255	47	440%

Production and Financial Summary
Mining operations at NAL continued to mature over the year, with ore mined increasing 14% on PCP to a record 1.47 million wmt, as the operation transitioned as planned into Phase 3 of the mine plan. Ore processed increased 4% to 1.40 million dmt. Production was impacted in the ﬁrst half of the year by temporary adverse mining conditions associated with the sequencing of historical underground workings and lower-quality ore zones, which reduced mill feed head grade and recovery. In response, the operations team increased mining activity and improved access to in-pit and Run of Mine ore inventories to optimise blending and operational ﬂexibility, and these initiatives progressively strengthened performance through the second half of the year.

[7]	All ﬁgures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
[8]
Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec. FY26 statutory revenue adjusted with US$3.5m of CIF expenditure recovered from customers.

[9]
Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash-based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

[10]	The proﬁt percentage change represents the move from a loss position in FY25 to a proﬁt position in FY26.

ANNUAL REPORT • FY2026

Spodumene concentrate production of 197,967 dmt was 3% lower than FY25, while concentrate sold of 181,494 dmt was down 13% on PCP. Lithium recovery averaged 67% for the year, a 2% decrease on PCP, reﬂecting an increase in feed iron content that required greater use of the wet high intensity magnetic separation (WHIMS). Mill utilisation remained strong at 91% for the year, including a record 94% in the March 2026 quarter, helping to mitigate the impact of lower recoveries. The operation ﬁnished the year strongly, with June 2026 quarter recoveries improving to 71% and production of 54,479 dmt, the second highest quarterly production on record, following a monthly production record of 22,202 dmt in May 2026.
Unit operating cost per tonne produced increased to US$861/dmt (FY25: US$775/dmt), reﬂecting NAL’s reduced annual production and a higher mining intensity associated with the transition into Phase 3, which features historical underground stopes and increased waste movement to access ore. On a per tonne sold basis, unit operating cost increased 2% to US$853/dmt (FY25: US$835/dmt).
Revenue increased 39% to US$202 million, with a 57% increase in average realised selling prices more than offsetting a 13% decrease in sales volumes. The improved price realisation reﬂected Elevra’s exposure to stronger lithium spot market conditions and the consolidation of NAL’s ownership following completion of the Merger, which removed the price ceiling that had applied to volumes previously sold under NAL’s legacy offtake arrangement with Piedmont Lithium.
Underlying EBITDA improved to a positive US$14 million result, a US$57 million improvement on the FY25 underlying EBITDA loss, driven by higher realised pricing and continued cost discipline. The Group’s consolidated proﬁt after income tax for the year was US$44 million (FY25: US$247 million loss), which included a US$156 million reversal of the prior year’s NAL impairment reﬂecting improved forecast long-term lithium prices and a US$9 million net inventory write-up, partly offset by US$104 million of non-cash merger-related accounting impacts and US$9 million of cash merger transaction and integration costs.
The Group recorded a net cash outﬂow from operating activities of US$44 million for the year, largely reﬂecting the settlement of merger-related transaction costs, whilst NAL generated operating cash inﬂow of US$3 million, with cash conversion impacted by the timing of customer receipts and higher ﬁnished goods inventory held at year-end. Cash outﬂows for capital expenditure and capitalised exploration investment totalled US$24 million, focused predominantly on NAL sustaining capital projects, including the Tailings Storage Facility, and on advancing the NAL Brownﬁeld Expansion.
Closing cash increased by US$208 million to US$255 million (30 June 2025: US$47 million), primarily reﬂecting proceeds from capital raises completed on Merger completion and in May 2026 and cash acquired from Piedmont, partly offset by cash outﬂows from operations, capital expenditure and merger transaction and integration costs. Net assets stood at US$727 million as at 30 June 2026. Proceeds from the sale of the Company’s interest in the Ewoyaa Lithium Project (which remain contingent on satisfaction of the agreed conditions precedent) and the issuance of the Upfront Tranche of Convertible Notes to the Canada Growth Fund were not included in the 30 June 2026 cash balance.

Growth Projects
NAL Brownﬁeld Expansion
Elevra progressed plans for a staged expansion of NAL aimed at increasing production capacity, lowering unit operating costs and reinforcing NAL’s position as a strategically important supplier of spodumene concentrate in North America. Having initially contemplated a single-stage expansion, the Company adopted a revised, staged approach that accelerates production growth and reduces unit operating costs earlier while reducing execution risk and allowing capital deployment to be sequenced with operational cash generation.
An Updated Scoping Study for the staged expansion was released in May 202611, targeting an increase in average annual spodumene concentrate production capacity to approximately 338,000 dmt, underpinned by NAL’s existing processing infrastructure, established workforce and operational knowledge gained since restart. Stage 1 is expected to deliver a 15–20%12 uplift in incremental annual production capacity, with the staged expansion carrying an incremental post-tax NPV(8%) of C$969 million (US$718 million).

[11]	See ASX release dated 12 May 2026, “Updated NAL Expansion Scoping Study”.
[12]	Based on full utilisation of existing permitted mill throughput rate of 4,500 tonnes per day

ANNUAL REPORT • FY2026

The expansion is now fully funded through the Strategic Financing Package announced in May 2026,13 comprising a US$196 million (A$275 million) institutional placement and an approximately US$102 million (C$145 million) Convertible Notes investment from the Canada Growth Fund.
In June 2026, Elevra held a groundbreaking ceremony to mark the commencement of expansion activities and ordered long-lead equipment to support the planned development timeline and reduce schedule risk14.
The NAL Mineral Resource and Ore Reserve estimates were also updated in August 2025, with the Mineral Resource increasing 8% to 95.0Mt @ 1.15% Li₂O and Ore Reserves increasing 124% to 48.6Mt @ 1.11% Li₂O15.
Moblan Lithium Project
FY26 was a transformative year for Moblan, with signiﬁcant Ore Reserve growth, the purchase and termination of legacy offtake rights, and funding secured to advance the project toward a future Final Investment Decision (FID).
Along with the updated estimates announced for NAL, updated Mineral Resource and Ore Reserve estimates for Moblan were released in August 202516 and increased the Mineral Resource by 30% to 121.0Mt @ 1.19% Li₂O and increased Ore Reserves by 39% to 48.1Mt @ 1.31% Li₂O.
In May 2026, Elevra completed the purchase and termination of the legacy Moblan offtake agreement held by an investment vehicle managed by Waratah Capital Advisors Ltd., securing 100% of Elevra’s attributable offtake rights and removing a life-of-mine sale commitment priced at a discount to prevailing market prices17.
A portion of the proceeds from the Strategic Financing Package has been allocated to advancing Moblan through key pre-development activities, including continued environmental and permitting workstreams and completion of an updated Deﬁnitive Feasibility Study, supporting a pathway toward a future FID.
Carolina Lithium
Carolina Lithium, located in the Carolina Tin-Spodumene Belt in North Carolina, is designed to include a mining operation, spodumene concentrator and lithium hydroxide conversion plant, with Elevra actively seeking a downstream partner for the conversion plant. The Company maintained a disciplined approach to capital allocation at Carolina, prioritising permitting and stakeholder engagement activities capable of delivering the greatest near-term impact on the project’s long-term development pathway.
Elevra received General Stormwater Permits covering both the proposed mining and conversion plant operations in October 2025 and continued to work with North Carolina’s Division of Air Quality to progress the project’s air permit application toward public comment.
Community engagement continued throughout the year, including a town hall hosted in Gaston County in February 2026 and meetings between Elevra’s senior leadership and Gaston County ofﬁcials during the June quarter, reafﬁrming the Company’s commitment to transparent, responsible project development.
Ewoyaa
The Ewoyaa Lithium Project reached a major regulatory milestone during the year with the ratiﬁcation of a revised Mining Lease by Ghana’s Parliament in March 2026, incorporating ﬁscal terms aligned with Ghana’s legislated mining framework and providing greater certainty over the project’s development pathway.

[13]	See ASX release dated 12 May 2026, “Transformational Financing Package to Accelerate Growth”.
[14]	See ASX release dated 29 June 2026, “NAL Expansion Update”.
[15]	See ASX release dated 27 August 2025, “NAL Reserves and Resource Increases”.
[16]	See ASX release dated 25 August 2025, “Moblan Increases Resource to 121Mt and Reserve to 48Mt”.
[17]	See ASX release dated 12 May 2026, “Purchase of Moblan Offtake Rights”.

ANNUAL REPORT • FY2026

Following ratiﬁcation, Elevra agreed in May 2026 to divest its interests in the Ewoyaa Lithium Project to Zhejiang Huayou Cobalt Co., Ltd.18 for cash consideration of approximately US$71 million (before fees and taxes), consistent with the Company’s strategy of monetising non-core assets to strengthen its balance sheet and sharpen its focus on its North American portfolio. Completion is expected in Q1 FY27, subject to customary regulatory approvals in Ghana. The transaction is independent of, and not contingent upon, Huayou’s separate proposed acquisition of Atlantic Lithium Limited (ASX:A11), in which Elevra also holds an equity interest.
Québec Exploration Projects
Elevra maintained a disciplined approach to its regional exploration portfolio in Québec, preserving a pipeline of prospective targets while rationalising tenure with lower near-term potential.
Tabba Tabba
Geological reviews during the year reﬁned exploration targets. Subsequent to year end, on 7 August 2026, Elevra completed the sale of its rights, interests and obligations in the Tabba Tabba tenement (E45/2364) to Wildcat Resources Limited (ASX:WC8) for total consideration of A$16 million, plus a contingent royalty of A$0.70 per tonne of JORC Pegmatite Mineral Resource deﬁned by Wildcat within the tenement19.
Morella Lithium Joint Venture Project
Elevra holds a 49% interest in the Morella Lithium Joint Venture, which controls tenements in the Pilbara and South Murchison regions. During the year, exploration advanced the understanding of the Joint Venture’s rubidium potential, including a 20-hole reverse circulation drilling program at the Mt Edon Project’s Sophie pegmatite system in the South Murchison which conﬁrmed rubidium mineralisation and supports preparation of a maiden JORC Mineral Resource Estimate.
Subsequent to year end, Elevra entered into an indicative term sheet with Morella Corporation Limited (ASX:1MC) to expand the Morella Lithium Joint Venture to include the Deep Well, Mt Dove, Station Peak and Mount Satirist tenements, under which Morella can earn a 51% interest by meeting qualiﬁed exploration spending obligations of A$300,000 over two years20.

Corporate
Completion of Merger between Sayona Mining and Piedmont Lithium
On 30 August 202521, Sayona Mining and Piedmont Lithium completed their previously announced merger following shareholder approval, creating a leading North American lithium producer with an approximate 50:50 pre-dilution ownership split. The combination created operational alignment at NAL, simpliﬁed the corporate structure to generate synergies and established a larger, well-capitalised company with a signiﬁcant growth portfolio to meet growing lithium demand.
Upon completion of the merger, the Board was expanded to include former Piedmont Lithium directors Ms Christina Alvord, Mr Jeffrey Armstrong, Mr Jorge Beristain and Ms Dawne Hickton as Non-Executive Directors, while Mr Paul Crawford and Mr Philip Lucas resigned from the Board. Ms Dawne Hickton was also appointed as Chair of the Board and all of the new Non-Executive Director appointments were approved by shareholders at the Company’s 2025 AGM on 21 November 202522.
Share Consolidation and Corporate Name Change
Following shareholder approval at the 31 July 2025 Extraordinary General Meeting, the Company implemented a share consolidation of every 150 ordinary shares into 1 ordinary share on 22 September 202523. The American Depositary Share (ADS) ratio was also adjusted such that each ADS represents 10 ordinary shares.

[18]	See ASX release dated 11 May 2026, “Elevra enters agreement to sell Ewoyaa Project interest”.
[19]	See ASX release dated 7 August 2026, “Elevra Completes Sale of E45/2364 Pegmatite Rights”.
[20]	See ASX release dated 20 August 2026, “Proposal to Expand Morella Joint Venture”.
[21]	See ASX release dated 1 September 2025, “Completion of Merger with Piedmont”.
[22]	See ASX release dated 21 November 2025, “2025 Annual General Meeting Results”.
[23]	See ASX release dated 22 September 2025, “Completion of Share Consolidation and Name Change Update”.

ANNUAL REPORT • FY2026

Shareholders also approved a special resolution to change the name of the Company to Elevra Lithium Limited, which took effect on 26 September 202524. The Company’s ticker symbol for Elevra ordinary shares traded on the Australian Stock Exchange was also changed to “ELV” and the name and ticker changes did not impact the rights of shareholders.
Appointment of Christian Cortes as Chief Financial Ofﬁcer
During the December 2025 quarter, Elevra announced the appointment of Christian Cortes as the Company’s Chief Financial Ofﬁcer (effective 20 October 2025), following the resignation of Dougal Elder25.
Mr Cortes brings more than 20 years of international experience in the ﬁnance and resources sectors, and his deep sector expertise and strategic ﬁnancial leadership will play an important role in supporting Elevra’s growth.
Capital Management
On 13 May 202626, the Group completed a US$196 million (A$275 million) fully underwritten institutional placement, alongside an agreement for the Canada Growth Fund to invest approximately US$102 million (C$145 million) via Convertible Notes, together forming a Strategic Financing Package that fully funds the staged NAL Brownfield Expansion. A US$11 million (A$16 million) Share Purchase Plan was also completed on 5 June 202627.

FY27 Guidance*
Elevra’s immediate priorities for FY27 are to safely deliver consistent operating performance at NAL, restructure customer offtake agreements and pricing mechanisms, execute the staged NAL Brownﬁeld Expansion on schedule and within budget, continue advancing the Moblan Lithium Project, and maintain disciplined capital allocation across the business. FY27 operating and ﬁnancial results are expected to be in the ranges detailed below:

	Unit	FY27 Guidance
Spodumene concentrate production	dmt	198,000 – 210,000
Spodumene concentrate sales	dmt	200,000 – 230,000
Unit operating cost sold (FOB)	US$/dmt	$880 – $950
Capital expenditures	US$M	$120 – $140

*FY27 guidance constitutes forward-looking information and is based on the Company’s expectations, estimates, operating plans and assumptions as at the date of this announcement. The Company considers that it has reasonable grounds for the guidance. Actual outcomes may differ as a result of operational, market and other risks. The Company will update the market where required under its continuous disclosure obligations.
Estimated Unit Operating Cost of Sales in FY27 increase from FY26 due to inflation, foreign exchange translation movements, a higher strip ratio (10:1) for the year and expense of pre-strip works in mining Phase 4 in anticipation of the NAL Brownfield expansion.
FY27 capital expenditure estimates include US$20 million of sustaining capital at NAL and US$100-120 million allocated to the NAL Expansion and Moblan studies.”

Announcement authorised for release by the Board of Directors of Elevra Lithium Limited.

[24]	See ASX release dated 26 September 2025, “Sayona Mining Limited Announces Corporate Name Change to Elevra Lithium Limited”.
[25]	See ASX release dated 20 October 2025, “Resignation and Appointment of CFO”.
[26]	See ASX release dated 13 May 2026, “Successful Completion of A$275M Institutional Placement”. FX: USD/AUD 1.40, USD/CAD 1.42.
[27]	See ASX release dated 5 June 2026, “Completion of Share Purchase Plan”. FX: USD/AUD 1.40.

ANNUAL REPORT • FY2026

For more information, please contact:
Andrew Barber
Chief Development and Investor Relations Officer
Email: ir@elevra.com
Phone: +61 7 3369 7058

Forward-Looking Statements
This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.
Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).
The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.
The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

About Elevra Lithium
Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR) is North America’s largest hard-rock lithium producer with a diversified portfolio of high-quality assets across Québec Canada, the United States and a joint venture in Western Australia.
Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada continues production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade, Elevra completed a Scoping Study and a further update for a staged brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.

Complementing NAL, the Moblan Lithium Project in northern Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li₂O.
ANNUAL REPORT • FY2026

Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.
Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in the downstream lithium chemicals market.
Looking ahead, Elevra is positioned to deliver a secure, growing and sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.
For more information, please visit us at www.elevra.com.

Appendix
Reconciliation of Underlying EBITDA to Proﬁt/(loss) after income tax

US$M	FY26	FY25	Variance
Underlying EBITDA	14	(43)	57
Underlying depreciation and amortisation expense	(21)	(26)	(4)
Underlying earnings adjustments
Gain on bargain purchase	33	—	33
Gain on remeasurement of deferred income	—	3	(3)
Income from sale of tax beneﬁts under ﬂow through share arrangements	—	4	(4)
Impairment reversals (losses and write downs) of non-ﬁnancial assets	156	(176)	332
Merger transaction and integration costs	(9)	(8)	(1)
Net movement in inventories relating to net realisable value adjustments	9	(3)	12
Write down on settlement of pre-existing contractual arrangement	(137)	—	(137)
Proﬁt/(loss) from operations	46	(248)	294
Financial income	6	3	4
Financial expenses	(6)	(3)	(2)
Proﬁt/(loss) before income tax	46	(249)	295
Income tax expense	(2)	2	(4)
Proﬁt/(loss) after income tax	44	(247)	292

ANNUAL REPORT • FY2026

Physical and Unit Metrics Summary

Units[28]	FY25					FY26					Variance
		Q1	Q2	Q3	Q4	FY25	Q1	Q2	Q3	Q4	FY26	FY
Physicals												
Ore Mined	kwmt	240	370	322	362	**1,295**	338	390	371	373	**1,472**	177
Ore Crushed	kwmt	362	343	293	379	**1,377**	350	361	350	384	**1,446**	69
Ore Processed	kwmt	359	343	288	357	**1,346**	342	352	346	359	**1,399**	52
Concentrate Produced	kdmt	52	51	43	59	**205**	52	44	47	54	**198**	(7)
Concentrate Sold	kdmt	49	66	27	67	**209**	26	66	56	34	**181**	(28)
Unit Metrics												
Average Realised Selling Price (FOB)[29]	US$/dmt	$ 711	$ 686	$ 710	$ 682	**$ 694**	$ 784	$ 998	$ 1,453	$ 921	**$ 1,092**	$ 398
Unit Operating Cost Produced (FOB)[30]	US$/dmt	$ 729	$ 728	$ 939	$ 737	**$ 775**	$ 760	$ 915	$ 886	$ 892	**$ 861**	$ 86
Unit Operating Cost Sold (FOB)[31]	US$/dmt	$ 894	$ 837	$ 830	$ 791	**$ 835**	$ 818	$ 812	$ 884	$ 907	**$ 853**	$ 18
Production Variables												
Mill Utilisation	%	91%	90%	80%	93%	**88%**	87%	89%	94%	92%	**91%**	3%
Global Process Recovery	%	67%	68%	69%	73%	**69%**	69%	62%	66%	71%	**67%**	(2%)
Concentrate Grade Produced	%	5.3%	5.3%	5.2%	5.2%	**5.3%**	5.2%	4.9%	5.0%	5.0%	**5.0%**	(0.3%)

[28]	All ﬁgures reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
[29]	Average realised sales price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
[30]
Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt produced, FOB Port of Québec.

[31]
Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

ANNUAL REPORT • FY2026